Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(In Millions)	3 Months Ended March 31, 2010	2009	2008	2007	2006	2005

Consolidated Pretax Income from Continuing Operations	$61	$150	$193	$279	$328	$339

Fixed Charges (per below)	36	153	158	155	140	119
Distributed Income of Equity Investees	28	53	—	—	—	—

Interest Capitalized	—	(1)	(1)	(1)	—	—

Earnings	$125	$355	$350	$433	$468	$458

Interest and Other Financial Charges	$35	$150	$154	$151	$138	$118

Interest Portion of Rental Expense	1	3	4	4	2	1

Fixed Charges	$36	$153	$158	$155	$140	$119

Ratio of Earnings to Fixed Charges	3.5	2.3	2.2	2.8	3.3	3.8